Exhibit 99.2

SILVERCORP METALS INC.

Annual General Meeting of Shareholders held on September 20, 2013

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Total issued and outstanding Common Shares as at record date:	170,781,058
Total percentage of shares voted:	69.6%

	Item Voted Upon	Voting Result

1.	Fixing the number of directors of the Company at seven (7)	The number of directors of the Corporation for the ensuing was fixed at seven (7), by a majority of shareholders by ballot:

		Votes For	% For	Votes	% Against
				Against

		117,263,778	98.76	1,467,265	1.24

2.	Election of Directors	The following nominees were elected as directors of the Corporation until the next annual meeting of shareholders of the Corporation, by a majority of shareholders by by ballot:

			Votes For	% For	Votes	%
					Withheld	Withheld

		Rui Feng	72,759,834	95.98	3,047,885	4.02
		Myles Jianguo Gao	75,433,432	99.52	364,287	0.48
		S. Paul Simpson	44,915,262	59.25	30,892,457	40.75
		Earl Drake	74,666,689	98.49	1,141,030	1.51
		Yikang Liu	46,405,342	61.21	29,402,377	38.79
		Robert Gayton	55,648,941	73.41	20,158,778	26.59
		David Kong	75,453,007	99.53	354,712	0.47

3.	Appointment of Deloitte LLP, Chartered Accountants, as auditors of the Company	Deloitte LLP, Chartered Accountants, were reappointed as the Corporation’s auditors for the ensuing year and the directors were authorized to fix their remuneration, by a majority of shareholders by ballot:

		Votes For	% For	Votes	%
				Withheld	Withheld

		117,298,068	98.56	1,710,284	1.44
DATED September 20, 2013.

SILVERCORP METALS INC.

By:	“Peter Torn”
Peter Torn
Corporate Secretary